PMU News Release #06-06
TSX, AMEX Symbol PMU

March 14, 2006

PACIFIC RIM ANNOUNCES FISCAL 2006 THIRD QUARTERLY RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the third quarterly period of fiscal 2006 (“Q3 2006”) (the three months ended January 31, 2006. Complete financial statements are included in the Company’s Fiscal 2006 Third Quarter Report to be mailed to shareholders imminently. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company whose primary asset is the advanced-stage El Dorado gold project in El Salvador. The Company additionally holds a portfolio of prospective gold exploration projects and a 49% joint venture interest in the Denton-Rawhide residual leach gold operation in Nevada. Pacific Rim’s corporate goal is to become a highly profitable intermediate level gold producer. The Company’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights (table is in thousands of US dollars, except per share amounts)

	Three Months ended January 31, 2006 (Q3 2006)	Three Months ended January 31, 2005 (Q3 2005)	Nine Months ended January 31, 2006	Nine Months ended January 31, 2005
Revenue	$2,649	$2,675	$6,079	$8,943
Operating Costs	$1,252	$1,953	$3,252	$7,856
Exploration expenditures	$1,690	$1,151	$4,247	$5,038
Net (loss) before unusual item	$(607)	$(731)	$(2,230)	$(4,599)
Net income (loss) for the period	$(624)	$(637)	$1,103	$(4,357)
Income (Loss) per share - basic and diluted	$(0.01)	$(0.01)	$0.01	$(0.05)

Cash Flow provided by (used for) operating activities	$(947)	$(291)	$175	$(1,094)
Net increase (decrease) in cash	$(921)	$(1,074)	$546	$(834)
Common shares outstanding (average)	81,405,284	80,517,194	81,121,331	80,494,226
Fully diluted shares (average)	86,631,784	85,434,094	86,347,831	85,411,129

	January 31, 2006		April 30, 2005
Cash and cash equivalents	$1,340		$794
Total assets	$9,958		$8,618
Total liabilities	$2,783		$3,079
Working Capital	$1,294		$(135)

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Q3 2006 Technical and Corporate Developments

South Minita Drilling

Pacific Rim continued delineation drilling of the South Minita gold zone throughout Q3 2006 in an effort to define the geometry and extent of this important target. South Minita is located 500 meters south of the Minita gold deposit, the subject of the Company’s January 2005 positive pre- feasibility study. Delineation drilling of the South Minita gold zone continues at present. Drill testing of this gold zone during the third quarter of fiscal 2006 encountered a number of vein intercepts with anomalously high gold grades in in-fill holes and in holes designed to test lower elevations of this gold zone (meaning the zone remains open at depth). Drill results generated to date from the South Minita delineation drill program suggest that this mineralized area consists of a number of zones contained in several sub-parallel veins that cumulatively could be comparable in width and gold grade to the Minita deposit. As reported in its second quarterly report of fiscal 2006, the Company had expected to complete the drill delineation of South Minita in early calendar 2006 and have commenced an updated resource estimate for the El Dorado project by the end of January 2006. Based on a current estimate of the number and length of holes required to adequately delineate the South Minita zone in preparation for this resource estimate, the Company anticipates continuing its delineation drill program through April 30, 2006 (the end of the current fiscal year) and intends to commence the resource estimate calculation immediately upon completion of this program. The updated El Dorado resource estimate will be followed by an amended economic evaluation of the El Dorado project based on the January 2005 Minita pre-feasibility results with the addition of the South Minita resource. Drill results from twenty-seven new holes were reported during the quarter. A full table of drill results from the El Dorado project is available on the Company’s website (www.pacrim-mining.com).

Santa Rita

Surface rock sampling results from the Company’s recently acquired Santa Rita gold project in El Salvador announced during the Company’s second quarter of fiscal 2006 indicate high grade gold at surface along a portion of the Trinidad vein, one of two known vein structures on the project. The Santa Rita property is contiguous with the El Dorado property, with the Trinidad vein located approximately 15 km northwest of the El Dorado project’s Minita deposit.

During Q3 2006 Pacific Rim completed a baseline Environmental Impact Study (“EIS”) of the Santa Rita project. Subsequent to the end of the quarter, the Company received notification from MARN (the El Salvadoran Environmental Ministry) that the Santa Rita EIS had passed the technical review process and published the report for public comment. The Company is currently awaiting receipt of the necessary permits and preparing to commence a Phase 1 drill program to drill test the Trinidad vein system.

Zamora Project Acquisition

On February 6, 2006, Pacific Rim signed a letter of intent to acquire the 50 square kilometer Zamora gold project in El Salvador. Under the terms of the letter of intent approved by the TSX and the AMEX, title to 100% of the Zamora project will be transferred to Pacific Rim if and when the Company makes a positive production decision on the project. Payment for this acquisition consists of a 3% net smelter royalty to a maximum of $10 million, with advance royalty payments, credited toward the final purchase price, made annually in common shares of the Company until commercial gold production is achieved on the property or the Zamora exploration concession expires.

Results of Operations

For each of the three month period ended January 31, 2006 and 2005 Pacific Rim recorded a loss of $0.6 million or $0.01 per share. Revenues during Q3 2006 were comparable to those in Q3 2005 ($2.6 million and $2.7 million, respectively). Exploration expenditures during Q3 2006 were $0.5 million higher than in Q3 2005 ($1.7 million in

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Q3 2006 compared to $1.2 million in Q3 2005) but this increase was largely offset by lower operating costs quarter over quarter ($1.3 million in Q3 2006 compared to $2.0 million in Q3 2005). As a result of the unchanged revenues and increase exploration expenditures being offset by lower operating costs for Q3 2006 compared to Q3 2005, the Company’s net loss for each 3rd quarterly period was $0.6 million or $0.01 per share.

For the nine months ended January 31, 2006, net income was $1.1 million or $0.01 per share compared to a loss of $4.4 million or $0.05 per share for the nine months ended January 31, 2005. Revenues from gold production were $2.8 million lower during the current nine-month period ($6.1 million for the first nine months of fiscal 2006 compared to $8.9 million for the same period the year earlier) as gold production from residual leaching declined at the Denton-Rawhide mine. Operating costs, however, declined substantially for the nine months ended January 31, 2006 ($3.3 million) compared to the same period the year earlier ($7.9 million) reflecting the lower costs associated with the cessation of mining activity at Denton-Rawhide and a $0.9 million reduction in depreciation, depletion and amortization costs period over period. This led to a mine operating income of $2.8 million for the first nine months of fiscal 2006, compared to a mine operating income of $0.2 million for the first nine months of fiscal 2005. Expenses for the first nine months of fiscal 2006 were comparable to the same period a year earlier ($5.0 million and $4.8 million, respectively). A $3.3 million recovery of investment in the Andacollo mine during the first nine months of fiscal 2006 (compared to $0.2 million in the comparable period a year earlier) combined with the $2.6 million increase in mine operating income period over period, led to a substantial improvement in net income for the first nine months of fiscal 2006 ($1.1 million income compared to a $4.4 million loss for the first nine months of fiscal 2005).

Revenue

Revenues, consisting entirely of the sale of gold and silver from the Denton-Rawhide mine, in Q3 2006 were virtually identical to the same period a year earlier ($2.6 million in Q3 2006 and $2.7 million in Q3 2005). Although the Denton-Rawhide mine produced 28% less gold in Q3 2006 compared to the same period a year earlier, the decrease in production was largely offset by a 24% increase in the average realized gold price quarter over quarter, which resulted in comparable revenue figures in the third quarterly periods of fiscal 2006 and 2005.

Mine operating expenses were $1.3 million in Q3 2006 compared to $2.0 million in the same period a year earlier. This decrease is a result of a reduction in direct mine operating costs ($1.3 million for Q3 2006 compared to $2.0 million for Q3 2005) resulting from lower processing and administration costs and lower heap leach inventory drawdown costs, as well as lower depreciation, depletion and amortization costs as Denton-Rawhide nears the end of its projected life and most of the value of its property, plant and equipment has been written off. As a result, there was a $1.4 million mine operating income in Q3 2006 compared to income of $0.7 million in Q3 2005.

Expenses

Net non-operating expenses increased during Q3 2006 to $2.0 million from $1.4 million during Q3 2005 primarily due to an increase in exploration expenditures ($1.7 million during Q3 2006 compared to $1.2 million during Q3 2005). The increase in exploration expenditures reflects increased drilling costs at the Company’s El Dorado gold project due to the addition of two drill rigs to the project during the third quarter of fiscal 2006 (bringing the total to four).

Liquidity and Capital Resources

Cash

During Q3 2006, Pacific Rim’s cash and cash equivalents decreased by $1.0 million, from $2.3 million at October 31, 2005 to $1.3 million at January 31, 2006. This reflects cash receipts totaling $1.2 million (from Denton-Rawhide operations) offset by cash outlays totaling $2.2 million ($1.7 million in direct exploration expenditures, $0.3 million in direct general and administrative expenses, plus a $0.2 million reduction in non cash working capital).

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Pacific Rim’s cash position increased by $0.5 million from the Company’s 2005 fiscal year end at April 30, 2005 ($0.8 million) to the end of Q3 2006 at January 31, 2006 ($1.3 million). This increase in cash and cash equivalents over the first nine months of fiscal 2006 reflects net cash flow from Denton-Rawhide of $2.1 million plus $3.3 million net sales proceeds from the sale of the Andacollo mine offset by cash outlays for expenses totaling $4.9 million ($4.2 million in exploration expenditures and $0.8 million in general and administrative costs minus $0.2 million increase in non cash working capital).

Cash Flow Provided by (Used For) Operating Activities

Cash flow used for operating activities was $(0.9) million in Q3 2006 compared to $(0.3) million in Q3 2005. The $0.6 million decrease in operating cash flow for Q3 2006 compared to Q3 2005 is primarily due to a $0.6 million increase in receivables related to gold sale proceeds received subsequent to the end of Q3 2006.

For the first nine months of fiscal 2006, cash flow provided by operating activities increased by $1.3 million, from $(1.1) million for the nine month period ended January 31, 2005 to $0.2 million for the nine month period ended January 31, 2006. The increase is attributable to the $3.1 million increase in cash flow from the sale of the Andacollo Mine offset by a $2.9 decrease in net cash flow from the Rawhide Joint Venture, an $0.8 million decrease in exploration expenditures, an increase in general and administrative expenses of $0.1 million and a $0.4 million net decrease in non cash working capital.

Cash Flow Provided by (Used For) Investing Activities

Cash flow provided by investing activities was nil for Q3 2006 compared to $0.06 million in Q3 2005. This nominal decrease quarter over quarter is primarily a result of reclamation sinking fund withdrawals during Q3 2005 for which there is no comparable item in Q3 2006.

For the first nine months of fiscal 2006, cash flow provided by investing activities decreased by $1.0 million, from $1.0 million for the nine months ended January 31, 2005 to a negligible amount for the nine months ended January 31, 2006. The decrease is a result of $0.9 million in proceeds from the sale of Rawhide plant and equipment with no comparable item in Q3 2006, plus $0.1 million reclamation sinking fund withdrawals during the first nine months of fiscal 2005 compared to a negligible amount from the same source during Q3 2006.

Cash Flow Provided by (Used For) Financing Activities

During Q3 2006, cash flow provided by financing activities was negligible compared to $(0.8 million) in Q3 2005. The increase is due to a $0.8 million loan repayment in Q3 2005, with no comparable item in Q3 2006.

For the nine months ended January 31, 2006, cash flow provided by financing activities was $0.3 million, compared to a $(0.8 million) for the same period a year earlier. Financing cash flow during the current nine-month period related to the issuance of 783,766 shares upon the exercise of stock options (at an average price of CDN $0.53 per share) whereas during the comparable period of fiscal 2005 cash flow used for financing activities included a $0.8 million loan repayment.

Working Capital

Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) increased from $0.8 million at April 30, 2005 to $1.6 million at January 31, 2006. This increase comprises a $0.5 million increase in cash and cash equivalents and a $0.3 million increase in the cost of bullion at the refinery. Inventories, comprised mainly of gold in process production costs, were reduced to $0.2 million at January 31, 2006 from $0.3 million at April 30, 2005. The book value of Pacific Rim’s total assets was $10.0 million at January 31, 2006, compared to $8.6 million at April 30, 2005.

At January 31, 2006, Pacific Rim had current liabilities of $1.2 million compared to $1.3 million at year-end 2005. January 31, 2006 current liabilities include $1.0 million in accounts payable, compared to $1.2 million at April 30,

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2005 offset by a $0.1 million increase in accrued closure costs at January 31, 2006 compared to year end. Currently, Pacific Rim has no short- or long-term debt other than minor accounts payable.

The $1.2 million increase in current assets (a $0.8 million increase in cash, cash equivalents and bullion plus a $0.4 million increase in receivables) combined with a $0.2 million decrease in current liabilities since April 30, 2005, contributed to a $1.4 million increase in working capital at the end of Q3 2006 (from $(0.1) million at April 30, 2005 to $1.3 million at January 31, 2006).

Subsequent to the end of Q3 2006, Pacific Rim entered into an underwriting agreement whereby a syndicate of underwriters agreed to buy 17,900,000 common shares of the Company at a price of Cdn $0.84 per share for resale to the public, plus an over-allotment option to purchase up to an additional 6,000,000 common shares of the Company at a price of Cdn $0.84. The financing was fully subscribed, including the over-allotment option, and closed on March 1, 2006. Net proceeds of the issue after sales commissions of 6% and all other issuance costs are $16,200. The Company has also agreed to grant 1,195,000 non transferable share purchase warrants at Cdn $0.84 for up to 12 months from closing to the underwriters. Proceeds from the issue are to be used primarily for further exploration and development of the El Dorado gold project as well as exploration on other El Salvador properties and for general corporate purposes.

Pacific Rim anticipates having sufficient cash and cash flow during the last quarter of fiscal 2006 from continued gold production at Denton-Rawhide and from the proceeds of the March 2006 financing to expand and accelerate its planned exploration programs on the El Dorado, Santa Rita and, if warranted, Zamora projects. Additional financing will be required in the event the Company commits to significant capital outlays at the El Dorado project.

Pacific Rim booked a small expenditure at the Andacollo mine during Q3 2006 and $0.1 million in proceeds received from the sale of the Andacollo mine during Q3 2005. For the nine months ended January 31, 2006, Pacific Rim received a total of $3.3 million from the Andacollo mine ($3.0 million in net proceeds from the sale of the mine and $0.3 million from creditor repayments), compared to a total of $0.3 million in creditor repayments during the first nine months of fiscal 2005. The $0.3 million CMD creditor repayment received in the first nine months of fiscal 2006, representing the amount owing to Pacific Rim under the creditors plan, was the result of the conclusion of the plan during Q1 2006. No further creditor payments are owing to the Company. Future payments related to the sale of the Andacollo mine are secured by a promissory note in the amount of $2,400 ($1,000 and $1,400 payable by September 20, 2006 and 2007 respectively); which amounts will be conservatively recorded as received.

Production

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Mining Company, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is an ongoing residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during the third quarter of fiscal 2006 was 3,892 ounces of gold and 31,800 ounces of silver at a total cash production cost of $279 per ounce of gold produced (net of silver credits). Actual cash expended per ounce of gold produced in Q3 2006 was $295 (net of silver credits). Pacific Rim’s share of production from the Denton-Rawhide mine during the same quarterly period a year earlier was 5,388 ounces of gold and 52,631 ounces of silver at a total cash production cost (as calculated using industry standards) of $287 per ounce of gold produced. Actual cash expended per ounce of gold produced in Q3 2005 was $187 per ounce, as a portion of the Q3 2005 production included non-cash inventory drawdown costs of $250 per ounce. The decrease in production from Q3 2005 to Q3 2006 is primarily due to the decrease in gold ounces remaining on the heap leach pile as residual leaching at Denton-Rawhide continues. Mine operating

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expenditures decreased quarter over quarter leading to a reduction in production costs per ounce despite the decrease in gold and silver production.

For the nine months ended January 31, 2006, Pacific Rim’s share of production from Denton-Rawhide was 11,855 ounces of gold and 106,232 ounces of silver at a total cash production cost of $221 per ounce (actual cash production cost of $220 per ounce), compared to 17,030 ounces of gold and 185,193 ounces of silver at a total cash production cost of $389 per ounce (actual cash production cost of $165 per ounce) for the nine months ended January 31, 2005. Mine operating expenditures decreased substantially during the first nine months of fiscal 2006 compared to the same period a year earlier leading to a decrease in unit production costs period over period despite the decrease in gold and silver ounces produced.

The gold price closed at $459.50 per ounce on November 01, 2005 (the first trading day in Q3 2006) and $568.75 per ounce on January 31, 2006 (the last trading day in Q3 2006), and traded within a price range of $456.50 to $568.75 within the three-month period of November 1, 2005 to January 31, 2006.

Gold production from Denton-Rawhide during the third quarter of fiscal 2006 was approximately 28% lower than in the same quarterly period of fiscal 2005. This decline in production quarter over quarter reflects the trend of a natural slowdown in production rates that occurs in the residual leach phase of any heap leach operation.

Production is anticipated to continue through the coming fiscal year ending April 30, 2007, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Outlook

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2006 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase.

Available funds will continue to be spent primarily on the El Dorado and Santa Rita gold projects in El Salvador.

The Company expects to continue delineation drilling of the South Minita gold zone in the fourth quarter of fiscal 2006 (the three month period ending April 30, 2006), after which it expects to commission a resource estimate for South Minita. The Company is eager to recommence exploration drilling on the El Dorado project in the coming months, specifically to test its newly defined targets in the southern half of the El Dorado property. Following the conclusion of the South Minita delineation drill program the Company will conduct an updated resource estimate for the El Dorado project and will use the results of the South Minita resource estimate to update the economic analysis of the El Dorado project, tying the South Minita resource into the existing Minita pre-feasibility study to provide an overall economic assessment of the Minita and South Minita deposits. A full feasibility study of a proposed expanded operation will be undertaken before a decision to commence construction of an access / haulage ramp on the El Dorado is made. The decision to proceed with development of the ramp will further depend on obtaining the required mining and environmental permits.

The Company is currently planning a Phase 1 drill program for the Santa Rita project to commence during the fourth quarter of fiscal 2006, pending receipt of the required permits, which are anticipated in the coming weeks.

National Instrument 43-101 Disclosure

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee and officer of Pacific Rim and a Qualified Person as defined in NI 43-101.

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Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives and is responsible for exploration of the Santa Rita project. Mr. Ernst is a geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com
“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

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